

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 03/01/2021 04:48 PM
Original ID: 2020-000955120
Amendment ID: 2021-003134937

Profit Corporation
Articles of Amendment

1. Corporation name:

YOUNG ENTREPRENEUR PROJECT, INC.

2. Article number(s) ARTICLE I   is amended as follows:

Article number(s) is not your filing ID number. Example: 2000-000123456

The new name of the corporation is YEP, Inc. (the "Corporation").

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 02/12/2021

(Date -- mm/dd/yyyy)



P-Amendment – Revised August 2019

5. Approval of the amendment: *(Please check only one appropriate field to indicate the party approving the amendment.)*

[✓] **Shares were _not_ issued** and the board of directors or incorporators have adopted the amendment.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

[ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____   Date: 02/12/2021
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: Christopher J. Floyd   Contact Person: C. J. Floyd

Title: Secretary & Chief Financial Officer   Daytime Phone Number: 941-928-2019

Email: cj@yeptribe.com

(Email provided will receive annual report reminders and filing evidence.)
*May list multiple email addresses

Checklist

[✓] *Filing Fee: $50.00* Make check or money order payable to Wyoming Secretary of State.
[✓] Please submit one **originally signed** document.
[✓] **Typical processing time is 3-5 business days** following the date of receipt in our office.
[✓] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
[✓] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **YEP, Inc.**
Old Name: **YOUNG ENTREPRENEUR PROJECT, INC.**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **1st** day of **March, 2021**



Edward A. Buchanan
Secretary of State

By: _____ Austin Stege _____

Filed Date: 03/01/2021



WY Secretary of State
FILED: 01/06/2021 01:04 PM
Original ID: 2020-000955120
Amendment ID: 2021-003098000

AMENDED AND R[illegible]

ARTICLES OF INCORPORATION

OF

YEP TRIBE GLOBAL INC.

A Wyoming corporation

RECEIVED
DEC 24 2020
WYOMING
SECRETARY OF STATE

ARTICLE I

NAME

The new name of the corporation is YOUNG ENTREPRENEUR PROJECT, INC. (the "Corporation").

ARTICLE II

RESIDENT AGENT AND REGISTERED OFFICE

The name and address of the Corporation's resident agent for service of process is Northwest Registered Agent Service, Inc., 30 N Gould St., Ste. N, Sheridan, WY 82801.

ARTICLE III

CAPITAL STOCK

3.01 *Authorized Capital Stock.* The total number of shares of stock this Corporation is authorized to issue shall be one hundred twenty million (120,000,000) shares. This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

3.02 *Common Stock.* The total number of authorized shares of Common Stock shall be one hundred million (100,000,000) shares with par value of $0.0001 per share. Effective upon the filing by the Secretary of State of Wyoming of the Amended and Restated Articles of Incorporation (the "Effective Time"), each share of Common Stock ("Old Stock") issued and outstanding (total or reserved for issuance) shall automatically without any action by the holder thereof, be changed and reclassified into one hundred thirty five (135) shares of fully-paid and non-assessable Common Stock ("New Stock") and each certificate which prior to the Effective Time represented one (1) share of the Old Stock shall, from and after the Effective Time be deemed to represent one hundred thirty five (135) shares of the New Stock. Any owner of less than a single full share of

12744778.4

New Stock shall be entitled to receive the next highest number of full shares of New Stock in lieu of such fractional interest.

3.03 *Preferred Stock.* The total number of authorized shares of Preferred Stock shall be twenty million (20,000,000) shares with par value of $0.0001 per share. The board of directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

       (i)   Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The board of directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock. The Certificate of Designation for the Series A Preferred Stock is attached to these Amended and Restated Articles of Incorporation.

ARTICLE IV

DIRECTORS

The number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation, except that at no time shall there be less than one director.

ARTICLE V

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Wyoming Business Corporation Act ("WBCA").

ARTICLE VI

DIRECTORS' AND OFFICERS' LIABILITY

The individual liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the WBCA, as the same may be amended and supplemented. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE VII

INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Wyoming from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Wyoming, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Dated: December 21, 2020

Jimmy Ezzell, CEO

Exhibit A

CERTIFICATE OF DESIGNATIONS, PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES A PREFERRED STOCK

1.1. **DESIGNATION AND NUMBER OF SHARES.** 1,000,000 shares of Series A Preferred Stock, par value $0.0001 per share are authorized pursuant to Article III of the Corporation's Amended and Restated Articles of Incorporation (the "Series A Preferred Stock").

1.2. **VOTING RIGHTS.** Each share of Series A Preferred Stock will provide for *pari passu* voting rights with each share of the Corporation's Common Stock. Each share of Series A Preferred Stock will entitle the stockholder thereof with that number of votes equal to the then-issued shares of the Corporation's Common Stock multiplied by a power of twenty five (25).

1.3. **DIVIDENDS.** The holders of the Series A Preferred Stock shall receive any dividend issued by the Corporation prior to the holders of the Corporation's Common Stock.

1.4. **LIQUIDATION RIGHTS.** Upon any liquidation or dissolution of the Corporation, the holders of the Series A Preferred Stock shall hold a liquidation preference over the holders of the Corporation's Common Stock.

1.5. **CONVERSION.** Series A Preferred Stock is non-convertible.

END

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **YOUNG ENTREPRENEUR PROJECT, INC.**
Old Name: **YEP Tribe Global Inc.**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **6th** day of **January**, **2021**



Edward A. Buchanan
Secretary of State

By: _____ Nicole Martinez _____

Filed Date: 01/06/2021